================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            -------------------------

                                CENTERPULSE LTD.
                            (NAME OF SUBJECT COMPANY)


                                CENTERPULSE LTD.
                        (NAME OF PERSON FILING STATEMENT)

                            -------------------------

         REGISTERED SHARES, PAR VALUE CHF 30 PER SHARE, INCLUDING SHARES
                    REPRESENTED BY AMERICAN DEPOSITARY SHARES
                         (TITLE AND CLASS OF SECURITIES)

                            -------------------------

                                NOT APPLICABLE*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            -------------------------

                                  DR. MAX LINK
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                           AND CHIEF EXECUTIVE OFFICER
                                CENTERPULSE LTD.
                                ANDREASSTRASSE 15
                                 CH-8050, ZURICH
                                   SWITZERLAND
                                 +41-1-306-9696
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            -------------------------

                                    COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000


-------------------------------
* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd. that are quoted on the New York Stock Exchange under the symbol "CEP". CUSIP No. 152005203 has been assigned to the American Depositary Shares of Centerpulse Ltd. that were not issued pursuant to a restricted ADR facility and are not publicly traded.

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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
ITEM 1.              SUBJECT COMPANY INFORMATION.

                     The name of the subject company is Centerpulse Ltd., a corporation organized under the laws of Switzerland ("Centerpulse" or the "Company"). The address of the principal executive offices of the Company is Andreasstrasse 15 CH-8050, Zurich, Switzerland. The telephone number of the Company at its principal executive offices is 41-1-306-9696. Under its articles of incorporation, Centerpulse has three legal names, each of which identifies the same legal entity: Centerpulse AG, Centerpulse Ltd. and Centerpulse Inc.

                     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits hereto, this "Statement") relates is the registered shares, par value CHF 30 per share, of Centerpulse ("Centerpulse Shares"), including the Centerpulse Shares represented by the American Depositary Shares of Centerpulse ("Centerpulse ADSs"). As of June 30, 2003, there were 11,912,678 Centerpulse Shares outstanding, including Centerpulse Shares represented by Centerpulse ADSs.

                     As more fully described in Item 2 below, this Statement relates to the Zimmer Offer (as defined below). Centerpulse is also currently the subject company of an exchange offer by Smith & Nephew Group plc, a public limited company organized under the laws of England and Wales ("S&N Group") for all the outstanding Centerpulse Shares, including Centerpulse Shares represented by Centerpulse ADSs (the "S&N Offer"). The S&N Offer is being made pursuant to
(a) the preliminary prospectus, dated April 25, 2003, forming a part of S&N Group's Registration Statement on Form F-4, filed with the Securities and Exchange Commission (the "SEC") by S&N Group on April 25, 2003 and (b) the combination agreement, dated as of March 20, 2003 (the "Combination Agreement"), among Smith & Nephew plc, a public limited company organized under the laws of England and Wales ("S&N"), S&N Group and Centerpulse. Centerpulse has filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the S&N Offer (together with the Exhibits thereto and as it may be amended from time to time, the "S&N Offer 14D-9") with the SEC on April 25, 2003.

ITEM 2.              IDENTITY AND BACKGROUND OF FILING PERSON.

                     The name, business address and business telephone number of Centerpulse, which is the person filing this Statement, are set forth in Item 1 above.

                     This Statement relates to the offer by Zimmer Holdings, Inc., a Delaware corporation ("Zimmer"), to exchange (the "Zimmer Offer"), (a) for each outstanding Centerpulse Share, 3.68 shares of common stock, par value $0.01 per share, of Zimmer ("Zimmer Shares") and CHF 120 in cash, without interest, and (b) for each outstanding Centerpulse ADS, 0.368 of a Zimmer Share and the US dollar equivalent of CHF 12 in cash, without interest. The Zimmer Offer is subject to the terms and conditions set forth in Zimmer's preliminary prospectus relating to the Zimmer Offer, dated June 19, 2003 (the "Zimmer Preliminary Prospectus"), forming a part of Zimmer's Amendment No. 3 to Registration Statement on Form S-4 (the "Zimmer Registration Statement"), filed with the SEC by Zimmer on June 19, 2003. According to the Zimmer Preliminary Prospectus, the Zimmer Offer will contain a mix and match election feature, whereby tendering holders of Centerpulse Shares and Centerpulse ADSs may elect to receive either more Zimmer Shares or more cash than the standard entitlement; however, this election will be available to holders of Centerpulse Shares and Centerpulse ADSs only to the extent that off-setting elections have been made by other tendering security holders in the Zimmer Offer and Zimmer's offer (the "Zimmer InCentive Offer") for all the outstanding bearer shares ("InCentive Shares") of InCentive Capital AG, a corporation organized under the laws of Switzerland ("InCentive").

                     According to the Zimmer Preliminary Prospectus, the principal executive offices of Zimmer are located at 345 East Main Street, Warsaw, Indiana 46580. The telephone number of Zimmer at its principal executive offices is 574-267-6131.

ITEM 3.              PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

           COMPENSATION ARRANGEMENTS OF THE CENTERPULSE SENIOR MANAGEMENT

                     Employment Agreements. The employment agreements of the following members of the senior management of Centerpulse contain change of control clauses providing for the following compensation (plus, in each case, applicable social security system payments on behalf of such individuals) to be granted in the event the employment agreements of these employees are terminated during the 12-month period following the completion of the Zimmer Offer, either by Centerpulse, or by those employees should their respective position with Centerpulse be materially changed:

                                                                                     COMPENSATION UPON
                              MEMBER OF SENIOR MANAGEMENT                            CHANGE OF CONTROL
                              ---------------------------                            -----------------
       Mike McCormick.........................................................            $1,260,000
       David Floyd............................................................            $1,530,000
       Richard Fritschi.......................................................         CHF 1,650,375
       Steven Hanson..........................................................            $1,354,500
       Urs Kamber.............................................................         CHF 1,850,370
       Matthias Molleney......................................................         CHF 1,525,140
       Hans-Rudolf Schurch....................................................           CHF 917,955
       Christian Stambach.....................................................         CHF 1,332,000
       Beatrice Tschanz.......................................................         CHF 1,526,250
       Thomas Zehnder.........................................................         CHF 1,600,800

                     In addition, the employment agreement of Max Link, the Chairman and Chief Executive Officer of Centerpulse, as the Chief Executive Officer of Centerpulse entitles him to terminate his employment as Chief Executive Officer upon a change of control. The compensation that is payable upon a termination by Dr. Link following the completion of the Zimmer Offer is CHF 4,950,000, plus Swiss social security system payments. Should all employment agreements described above be terminated within the 12-month period following the completion of the Zimmer Offer, the total compensation payable to such employees as a group would amount to CHF 22,628,466 ($16,738,269), translated from Swiss francs into US dollars at the noon buying rate on June 30, 2003, plus applicable social security system payments.

                     Bonus Payments. The Centerpulse Board has granted a bonus payment to the members of the senior management of Centerpulse for work performed in the first half year of 2003. The amount of these payments corresponds to 50% of the bonus payments of 2002 (excluding extraordinary bonus payments).

           ARRANGEMENTS WITH S&N AND S&N GROUP UNDER THE COMBINATION AGREEMENT

                     Board Seats. Dr. Link will be invited to join the board of directors of S&N Group as a non-executive director and one of two Vice Chairmen upon completion of the S&N Offer. Rene Braginsky, a member of the Centerpulse Board and the Chief Executive Officer of InCentive, will also be invited to join the board of directors of S&N Group as a non-executive director. As directors of S&N Group, Dr. Link and Mr. Braginsky will receive director fees and reimbursement of expenses in accordance with S&N Group policies.

                     Conversion of the Centerpulse Stock Options. All outstanding stock options of Centerpulse (the "Centerpulse Stock Options") will be converted into stock options (the "New S&N Group Stock Options") for shares of S&N Group ("S&N Group Shares") at an exchange ratio of 34 S&N Group Shares for each Centerpulse Share issuable upon exercise of a Centerpulse Stock Option. The New S&N Group Stock Options will vest 30 days after completion of the S&N Offer, and the exercise period for the New S&N Group Stock Options will be the 18-month period following the completion of the S&N Offer. The exercise prices of the New S&N Group Stock Options will be calculated by dividing the existing exercise price by 34 and converting the resulting amount into pounds sterling at the prevailing exchange rate on the settlement date. As of June 30, 2003, members of the Centerpulse Board held 4,638 Centerpulse Stock Options in the aggregate and members of the senior management of Centerpulse held 62,578 Centerpulse Stock Options in the aggregate.

                     Potential Compensation Payable to S&N Group. Under certain circumstances, Centerpulse could be obligated to pay S&N Group a fixed compensation sum of CHF 20 million.

                     Commitment by S&N and S&N Group With Respect to Certain Members of the Centerpulse Senior Management. S&N and S&N Group have agreed to use their reasonable best endeavors to offer senior operating management of Centerpulse suitable posts in the combined entity after the completion of the S&N Offer.

           OTHER INTERESTS OF MR. BRAGINSKY

                     In addition to being a director of Centerpulse, Mr. Braginsky is also a shareholder of InCentive, holding approximately 20% of the outstanding InCentive Shares, the InCentive delegate to the Centerpulse Board and the Chief Executive Officer of InCentive. In connection with the S&N Offer, pursuant to the InCentive Transaction Agreement (as defined below), S&N Group has agreed to offer to acquire all outstanding InCentive Shares in the S&N InCentive Offer. In addition, Mr. Braginsky, in his capacity as a shareholder of InCentive, is a party to the InCentive Tender Agreement (as defined below).

                     The InCentive Transaction Agreement. On March 20, 2003, InCentive, which may be deemed to be an affiliate of Centerpulse, entered into a transaction agreement with S&N Group and S&N (the "InCentive Transaction Agreement"). Under the terms of the InCentive Transaction Agreement, InCentive is obligated to dispose of its investments, other than Centerpulse Shares, so that, were S&N Group's offer for the outstanding InCentive Shares (the "S&N InCentive Offer") to reach completion, InCentive's assets at that time would consist only of Centerpulse Shares and cash. Pursuant to the InCentive Transaction Agreement, under certain circumstances, InCentive could be obligated to pay S&N Group a fixed compensation sum of CHF 4.0 million.

                     The InCentive Tender Agreement. On March 20, 2003, S&N Group and S&N also entered into a tender agreement (the "InCentive Tender Agreement") with Mr. Braginsky, Hans Kaiser, "Zurich" Versicherungs-Gesellschaft and III Institutional Investors International Corp., who collectively hold approximately 77% of InCentive's issued share capital (the "InCentive Shareholders"). Pursuant to the InCentive Tender Agreement, the InCentive Shareholders agreed, among other things: (i) not to acquire any S&N Group Shares or shares of S&N ("S&N Shares") or rights to acquire S&N Group Shares or S&N Shares until six months after the end of the subsequent offering period of the S&N InCentive Offer without S&N Group's or S&N's consent, unless the S&N InCentive Offer has previously failed, except that acquisitions or sales on account of third parties in respect of asset management agreements shall be permitted; (ii) to indemnify S&N Group or S&N for any loss resulting from an acquisition by the InCentive Shareholders of InCentive Shares or Centerpulse Shares which would cause S&N Group or S&N to be obligated under Swiss law to increase the offer price under the S&N InCentive Offer or the S&N Offer; and
(iii) to not be entitled to withdraw any InCentive Shares tendered by them in the S&N InCentive Offer, unless S&N Group announces that the S&N InCentive Offer or the S&N Offer has failed for reasons other than a competing offer for InCentive Shares or Centerpulse Shares and Centerpulse ADSs. The InCentive Tender Agreement further provides in the event that a competing offer for InCentive Shares and/or Centerpulse Shares and Centerpulse ADSs is made which has a higher economic value than the consideration offered by S&N, and the competing offer has become or been declared unconditional, S&N may (A) declare the S&N InCentive Offer unconditional or (B) permit InCentive to tender its Centerpulse Shares into the competing offer for Centerpulse Shares and Centerpulse ADSs during the statutory extension period.

                     On June 11, 2003, the Swiss Takeover Board (the "STOB") issued recommendations in connection with the Zimmer Offer and the Zimmer InCentive Offer which, among other things, held that the limitations on withdrawal rights of the InCentive Shareholders were invalid. S&N, S&N Group and InCentive have appealed such recommendations to the Swiss Banking Commission.

                     Except as set forth above, there are no other material agreements, arrangements or understandings and actual or potential conflicts of interest between Centerpulse or, to its knowledge, its affiliates and (1) Centerpulse, its executive officers, directors or affiliates or (2) Zimmer, its executive officers, directors or affiliates.

ITEM 4.              THE SOLICITATION OR RECOMMENDATION.

           BACKGROUND; CONTACTS BETWEEN ZIMMER AND CENTERPULSE

                     Prior to 2001, Centerpulse, known as Sulzer Medica Ltd. at such time, was formerly a subsidiary of Sulzer AG ("Sulzer"). In 2001, Sulzer distributed substantially all its shares of Sulzer Medica Ltd. pro rata to Sulzer shareholders. In May 2002, Sulzer Medica Ltd. changed its name to Centerpulse Ltd. Also in May 2002, a US district court approved a settlement of litigation relating to Inter-Op(TM) shells and tibial base plates (the "US Litigation"), which was funded in November 2002 using the proceeds of a rights offering to Centerpulse's existing shareholders in October 2002. From time to time during 2002, Centerpulse also evaluated different strategies to improve its competitive position and enhance shareholder value, including opportunities for divestitures, alliances or other strategic transactions. On June 12, 2002, the Centerpulse Board announced that it had decided to focus Centerpulse on its core activities--orthopedics, spine and dental implants and biologics--and to divest itself of the businesses represented by its cardiovascular division, ITI, Vascutek and Carbomedics. On August 30, October 3 and November 26, 2002, Centerpulse executed a definitive purchase agreement for the divestiture of each of ITI, Vascutek and Carbomedics, respectively. The ITI and Vascutek divestitures closed in November 2002 and the Carbomedics divestiture closed in January 2003.

                     On March 10, 2002, J. Raymond Elliott, Chairman, President and Chief Executive Officer of Zimmer, and Dr. Link, met in New York, New York to discuss a potential business combination between Zimmer and Centerpulse.

                     According to the Zimmer Preliminary Prospectus, on March 12, 2002, Zimmer formally engaged Credit Suisse First Boston to act as its exclusive financial advisor in connection with its potential interest in the acquisition of Centerpulse.

                     On June 30, 2002, Mr. Elliott and Sam R. Leno, Senior Vice President and Chief Financial Officer of Zimmer, met in Madrid, Spain with Dr. Link to discuss the potential of a business combination between Zimmer and Centerpulse, including the merits of such a combination, potential structure and timing and general views as to valuation.

                     In early July 2002, Mr. Elliott and Dr. Link, at the conclusion of a telephonic conversation regarding a potential business combination of Zimmer and Centerpulse, determined to discontinue talks regarding the combination of the two companies because of significant differences between the parties regarding the relative valuations of Zimmer and Centerpulse.

                     On August 20, 2002, Mr. Braginsky and a representative of Credit Suisse First Boston met in Zurich for purposes of a general business discussion. Among other matters, the subject of a potential business combination between Zimmer and Centerpulse was discussed, and Mr. Braginsky suggested the reopening of discussions between Zimmer and Centerpulse. Subsequent to the August 20 meeting, the parties agreed to schedule another meeting between representatives of Zimmer and Centerpulse.

                     On September 5, 2002, a representative of Credit Suisse First Boston contacted Prof. Dr. Rolf Watter, a member of the Centerpulse Board, to discuss a potential re-initiation of discussions between Zimmer and Centerpulse.

                     On September 7, 2002, Dr. Watter communicated to the Credit Suisse First Boston representative that certain members of the Centerpulse Board, including Dr. Link, Dr. Watter and Johannes Randegger, would be willing to meet Mr. Elliott and Mr. Leno in Zurich, Switzerland on September 22, 2002.

                     On September 22, 2002, Mr. Elliott and Mr. Leno met in Zurich, Switzerland with Dr. Link, Urs Kamber, Chief Financial Officer of Centerpulse, Dr. Randegger and Dr. Watter to discuss the strategic compatibility of Zimmer and Centerpulse. At the conclusion of the meeting, the parties agreed to re-initiate discussions regarding a potential business combination of Zimmer and Centerpulse after Centerpulse had completed a rights offering to its existing shareholders.

                     On October 9, 2002, after Centerpulse had completed its rights offering, representatives of Zimmer and Centerpulse met in New York, New York to discuss the terms of a potential business combination between Zimmer and Centerpulse. At this meeting, Dr. Link requested that Zimmer submit a written offer to Centerpulse regarding its interest in a business combination with Centerpulse.

                     On October 17, 2002, the Centerpulse Board received a preliminary non-binding proposal from Mr. Elliot regarding a possible business combination of Zimmer and Centerpulse under which Centerpulse shareholders would receive a combination of Zimmer Shares and cash that valued each Centerpulse Share, based on the then current market price of Zimmer Shares and the then current exchange rate between the US dollar and Swiss franc, at approximately CHF 250. The proposal indicated that it "could have additional limited upside" following due diligence and that Zimmer was willing to proceed with due diligence only on an exclusive basis. In late October 2002, Dr. Link informed Mr. Elliott that the Centerpulse Board had reviewed Zimmer's proposal, deemed Zimmer's proposal inadequate and was not prepared at that time to pursue further discussions with Zimmer regarding a potential business combination between Zimmer and Centerpulse.

                     On October 22, 2002, the Centerpulse Board met to discuss Centerpulse's strategic options, including remaining as a stand-alone entity, and authorized senior management of Centerpulse to initiate a formal process to explore a possible sale of Centerpulse as an entirety to, or a possible business combination of Centerpulse with, a third party.

                     On December 11 and 20, 2002, the Centerpulse Board formally engaged UBS Securities LLC ("UBS Securities") and Lehman Brothers Inc. ("Lehman Brothers"), respectively, to represent Centerpulse in exploring a possible sale of Centerpulse as an entirety to, or a possible business combination of Centerpulse with, a third party.

                     Between December 11, 2002 and January 16, 2003, representatives of Lehman Brothers and UBS Securities had telephonic conversations with ten potential acquirors who had previously expressed an interest in pursuing a possible strategic transaction with Centerpulse during 2002. Each of these parties was invited to participate in a process, authorized by the Centerpulse Board, which could ultimately lead to a sale of the Company. Six of these parties, including Zimmer, declined to participate in this process. Upon execution of a confidentiality agreement, a process letter was sent out to the remaining parties along with the confidential information memorandum. The process letter requested that recipients submit a written indication of interest to Lehman Brothers and UBS Securities, containing a preliminary non-binding proposal for a transaction with Centerpulse as an entirety, no later than January 14, 2003.

                     On January 14, 2003, S&N submitted a letter to Lehman Brothers and UBS Securities containing S&N's preliminary non-binding proposal to acquire Centerpulse through a stock-for-stock exchange offer for all outstanding Centerpulse Shares at an exchange ratio that, based on the then current market price of S&N Shares and the then current exchange rate between pound sterling and Swiss franc, represented a premium to the then current market price of Centerpulse Shares. S&N's preliminary non-binding proposal was subject to completion of satisfactory due diligence and negotiation of the terms and conditions of the exchange offer and the necessary documentation. In its preliminary non-binding proposal, S&N also indicated that, to the extent that some Centerpulse shareholders preferred cash consideration to S&N Shares, S&N intended to make a significant element of cash consideration available in the exchange offer. The three other written indications of interest received by Lehman Brothers and UBS Securities related to specific business units rather than Centerpulse as an entirety.

                     On January 16, 2003, Dr. Link and Christopher J. O'Donnell, the Chief Executive Officer of S&N, and, separately, representatives of Lazard & Co., Limited, S&N's primary financial advisor ("Lazard"), and representatives of Lehman Brothers and UBS Securities held discussions relating to S&N's preliminary non-binding proposal and S&N's desire that it be granted a period of exclusivity during which to complete its due diligence investigation of Centerpulse. Following these discussions, on January 17, 2003, Lazard delivered a letter to Lehman Brothers and UBS Securities confirming S&N's willingness to make a small increase to the exchange ratio set forth in S&N's preliminary non-binding proposal if S&N were granted a period of exclusivity and access to due diligence information. Also, on January 17, 2003, the Centerpulse Board met to discuss S&N's preliminary non-binding proposal and the three other written indications of interest. At that meeting, the Centerpulse Board authorized senior management of Centerpulse to pursue further discussions with S&N regarding its preliminary non-binding proposal and decided not to pursue the three other written indications of interest because they related to specific business units rather than Centerpulse as an entirety.

                     On January 21, 2003, Lehman Brothers and UBS Securities sent a letter to Lazard describing the terms on which the Centerpulse Board was prepared to grant S&N a period of exclusivity in which to complete its due diligence investigation of Centerpulse. The letter also indicated that Centerpulse would prefer offer consideration consisting of approximately 25% to 30% cash, proposed that the applicable exchange ratio would be subject to increase upon a decrease of a S&N Share's price or upon foreign exchange rate fluctuations adversely impacting the value of the consideration to be offered in the S&N Offer and indicated that Centerpulse wished to conduct due diligence on S&N. The letter indicated that Centerpulse was seeking non-executive representation on the board of directors of S&N commensurate with the ownership of Centerpulse shareholders of the outstanding S&N Shares after the completion of the S&N Offer. Centerpulse also sought confirmation that Centerpulse's Winterthur facility would continue to be a major manufacturing operation for at least three years following completion of the S&N Offer and that the heads of Centerpulse's four business units would be offered their existing or equivalent positions. Centerpulse noted that it would require a secondary listing of S&N Shares on the SWX Swiss Stock Exchange (the "SWX") and that in Centerpulse's view, the S&N Offer should be subject only to conditions relating to approval of the transaction by S&N shareholders, listing of the S&N Shares to be issued to Centerpulse shareholders on the London Stock Exchange, clearance by relevant competition law authorities and acceptance of the S&N Offer by the holders of the minimum required percentage of Centerpulse Shares. The letter proposed a staged process for S&N's due diligence, with the first phase to culminate in S&N's submission of a confirmed proposal on February 20, 2003, after which, assuming the proposal was acceptable to Centerpulse, S&N would be afforded access to the more sensitive second phase due diligence. On January 22, 2003, senior management of S&N and representatives of Lazard met with senior management of Centerpulse and representatives of Lehman Brothers and UBS Securities to discuss these matters.

                     On January 23, 2003, Lazard sent a letter to Lehman Brothers and UBS Securities confirming the matters discussed at the January 22, 2003 meeting, including S&N's requirement for exclusivity commitments from both Centerpulse and InCentive and for a fixed exchange ratio. The letter also confirmed S&N's proposal that Dr. Link would become a non-executive Vice Chairman of S&N, and S&N's expectation that it would keep the Winterthur plant in operation, and stated that S&N could not make any commitment in relation to the positions to be offered to the heads of Centerpulse's four business units. The letter also indicated S&N would not agree to a mechanism that guaranteed that the value of the offer consideration would not be negatively affected by share price or foreign exchange rate fluctuations. The letter changed the outside date for S&N's confirmed proposal to February 23, 2003.

                     In late January 2003, prior to January 24, 2003, representatives of UBS Securities made further contact with representatives of Zimmer in which Zimmer was given an opportunity to reconsider its decision not to participate in the process. Again, Zimmer declined to participate in the process.

                     On January 24, 2003, Centerpulse agreed, for a period ending January 29, 2003, except as otherwise required by law, not to negotiate with any other party or solicit proposals or offers from, or furnish information to, any third parties in connection with or, furtherance of an acquisition transaction involving the sale of Centerpulse. On the same date, legal counsel to Centerpulse delivered a draft of the Combination Agreement to legal counsel to S&N.

                     On January 29, 2003, Lehman Brothers and UBS Securities, on behalf of Centerpulse, and Lazard, on behalf of S&N, signed a letter memorializing the parties' discussions to date with respect to the S&N Offer. The letter extended the term of the January 24, 2003 exclusivity agreement to March 3, 2003, subject to immediate termination if Centerpulse did not receive an acceptable confirmed proposal from S&N by February 23, 2003.

                     From January 27, 2003 through February 21, 2003, senior management of S&N, representatives of Lazard, S&N's legal counsel, S&N's accounting advisors and S&N's outside management consultants met with the senior management of Centerpulse and representatives of Lehman Brothers and UBS Securities on numerous occasions in Zurich, Switzerland and New York, New York to perform financial, operational and legal due diligence.

                     On January 31, 2003, at a meeting in Zurich, Switzerland among representatives of Lazard, senior management of S&N and senior management of InCentive, senior management of InCentive proposed that S&N conduct a separate exchange offer for all of the InCentive Shares. On February 5, 2003, Lazard sent a letter to Mr. Braginsky indicating that any separate exchange offer for InCentive Shares by S&N would require indemnification by InCentive shareholders and possibly an escrow arrangement to protect S&N from any residual liabilities of InCentive. On February 7, 2003, InCentive agreed, for a period ending March 3, 2003, not to negotiate with any other party or solicit offers from, or furnish information to, any third parties in connection with a sale or related transaction involving InCentive or the Centerpulse Shares held by InCentive, subject to certain conditions.

                     On February 13, 2003 and February 14, 2003, Centerpulse senior management, representatives of Lehman Brothers and UBS Securities, Centerpulse's legal counsel and Centerpulse's accounting advisors conducted a due diligence review of S&N in London, England, pursuant to a confidentiality agreement executed on February 11, 2003. On February 13, 2003, S&N and InCentive each executed mutual confidentiality agreements and representatives of InCentive attended S&N's due diligence presentations to Centerpulse and its advisors.

                     On February 15, 2003, legal counsel to S&N delivered comments to the draft of the Combination Agreement to Centerpulse's legal counsel.

                     On February 27, 2003, Mr. O'Donnell sent a letter to Dr. Link that indicated that, as a result of movements in the market prices of S&N Shares and Centerpulse Shares and adverse currency fluctuations and in light of S&N's assessment of Centerpulse upon completion of its due diligence review, S&N would not be prepared to proceed with a transaction at the exchange ratio proposed in S&N's preliminary non-binding proposal. In his letter, Mr. O'Donnell suggested two alternative ways to proceed with a possible transaction: (1) an at market price business combination that included a cash element or (2) a business combination with an exchange ratio, which, based on the then current market price of S&N Shares and the then current exchange rate between pounds sterling and Swiss francs, represented a slight premium to the then current market value of Centerpulse Shares, but provided that a portion of the cash element of the offer consideration would be contingent for five years.

                     On February 28, 2003, the Centerpulse Board met to discuss Mr. O'Donnell's letter of February 27, reviewed the two alternatives proposed in the letter, rejected the business combination alternative contemplating a contingency structure and authorized senior management of Centerpulse to pursue further discussions with S&N regarding an at market price business combination.

                     On March 3, 2003, Mr. O'Donnell and Peter Hooley, finance director of S&N, met with Dr. Link and Mr. Braginsky in London, England to discuss the idea of an at market price business combination.

                     Also, on March 3, 2003, after the expiration of the exclusivity period between S&N and Centerpulse, a representative of Lehman Brothers met with representatives of Zimmer at the Lehman Brothers healthcare conference. At that meeting, the representative of Lehman Brothers informed the representatives of Zimmer that the process relating to Centerpulse was moving forward, but that the result was unclear, and that there was therefore an opportunity for Zimmer to reconsider whether it was interested in pursuing a business combination with Centerpulse. The representatives of Zimmer did not indicate any interest in such a transaction with Centerpulse at such time.

                     On March 5, 2003, S&N submitted a non-binding confirmed proposal to Lehman Brothers and UBS Securities in which S&N described the terms under which S&N would offer to exchange each Centerpulse Share for a total consideration equal to 33.6 S&N Shares, including a total cash component of (pound)400 million to be offered to Centerpulse shareholders through a "mix and match facility". The transaction proposed by S&N would give Centerpulse shareholders ownership of approximately 24% of the outstanding S&N Shares after completion of the transaction, in addition to the (pound)400 million of total cash consideration. S&N indicated its willingness to proceed with a separate exchange offer for all of the InCentive Shares at an exchange offer consideration equal to the amount that, and in the same form as, InCentive would have received had it tendered the Centerpulse Shares held by it in the S&N Offer, with additional cash consideration being paid in respect of the cash assets of InCentive resulting from the liquidation of InCentive's non-Centerpulse Share assets. S&N also increased to two the number of Centerpulse directors it would invite to join the board of the combined company, indicated that it would seek to offer senior operating management of Centerpulse suitable posts in the combined company, clarified that it envisaged the Winterthur facility continuing to be an important center for the combined group for a number of years and confirmed that it would seek a secondary listing on the SWX by the completion of the S&N Offer. S&N stated that its non-binding confirmed proposal was subject to satisfactory completion of any outstanding first phase or second phase due diligence, negotiation of the terms and conditions of the S&N Offer, including a combination agreement containing an appropriate break fee, negotiation of indemnification, escrow and irrevocable tender arrangements with InCentive's major shareholders and final approval of the board of directors of S&N.

                     On March 5 and March 6, 2003, representatives of Lazard and representatives of Lehman Brothers and UBS Securities had a number of discussions in which Centerpulse's financial advisors indicated that S&N would have to increase the exchange ratio in order to gain the approval of the Centerpulse Board. On the morning of March 7, 2003, S&N indicated that it was willing to increase the exchange ratio to 34.0 S&N Shares per Centerpulse Share, but would not increase the exchange ratio any further. S&N also indicated that S&N would want key shareholders of InCentive to escrow funds to be used to indemnify S&N against possible liabilities of InCentive. On March 7, 2003, the Centerpulse Board met to discuss and consider the terms set forth in S&N's non-binding confirmed proposal. After such meeting, Dr. Link indicated in a letter to Mr. O'Donnell that, as of that date, and subject to Centerpulse Board approval of definitive agreements, Centerpulse would be willing to proceed upon the terms set forth in S&N's non-binding confirmed proposal. The letter suggested that each party provide a break fee to the other not to exceed CHF 20 million, noting the limitations on break fees under Swiss law. Dr. Link also indicated that Centerpulse would extend S&N's exclusivity period to March 20, 2003. On March 8, 2003, Mr. O'Donnell sent a letter to Dr. Link advising him that S&N believed that a CHF 40 million break fee was appropriate.

                     On March 10, 2003, S&N submitted to representatives of InCentive a proposed term sheet detailing the terms and conditions under which S&N would be willing to acquire the InCentive Shares in a separate exchange offer. Also on March 10, 2003, Mr. Braginsky delivered a letter to Mr. O'Donnell indicating that InCentive would be willing to proceed with a transaction structured as an exchange offer for InCentive Shares on the terms previously outlined by S&N, subject to the execution of the transaction agreements. On the same date, legal counsel to Centerpulse delivered a revised draft of the Combination Agreement to legal counsel to S&N.

                     During the week of March 10, 2003, S&N and its financial and legal advisors conducted additional due diligence on Centerpulse and InCentive. On March 12, 2003, legal counsel to S&N delivered S&N's comments on the revised draft of the Combination Agreement to legal counsel to Centerpulse. On March 13 and March 15, 2003, at meetings of senior management of S&N and Centerpulse and their respective financial and legal advisors and independent auditors, representatives of S&N presented a proposal to include the proposed reorganization of S&N by way of a court-approved scheme of arrangement as part of the transaction structure. Representatives of S&N explained that under the revised structure, the exchange offers for Centerpulse and InCentive would be made by S&N Group, the proposed holding company of S&N. Representatives of S&N further explained that the proposed structure would enable S&N Group shareholders to receive dividends without incurring withholding tax under Swiss law (other than those S&N Group shareholders who are Swiss tax residents, who may obtain a refund or tax credit in the full amount of the withholding tax).

                     Between March 13 and March 19, 2003, senior management of S&N and Centerpulse and their respective financial and legal advisors negotiated the terms of the Combination Agreement, including the conditions to the S&N Offer. At the same time, senior management of S&N and InCentive and their respective legal advisors negotiated the terms of the InCentive Transaction Agreement, as well as the InCentive Tender Agreement pursuant to which the InCentive Shareholders agreed to tender their InCentive Shares in the S&N InCentive Offer and, in the case of a third party offer, granted S&N Group a right to purchase such InCentive Shares at the third party offer price. In addition, pursuant to the InCentive Tender Agreement, the InCentive Shareholders agreed to indemnify S&N Group against certain liabilities of InCentive and to escrow a portion of the consideration they would receive in the S&N InCentive Offer to support the indemnity.

                     On March 19, 2003, the Centerpulse Board met with senior management of Centerpulse, Centerpulse's legal counsel and representatives of Lehman Brothers and UBS Securities to consider the S&N Offer. Representatives of Lehman Brothers and UBS Securities presented their analyses of the S&N Offer and each of Lehman Brothers and UBS Securities rendered to the Centerpulse Board its oral opinion (each of which opinion was subsequently confirmed by delivery of a written opinion dated March 20 and 19, 2003, respectively) that, as of such date and based on and subject to the matters described in the opinion, the consideration to be received by the holders of Centerpulse Shares (other than InCentive and its affiliates) pursuant to the S&N Offer is fair, from a financial point of view, to such holders. Representatives of Lehman Brothers and UBS Securities then responded to questions raised by the Centerpulse Board regarding their respective analyses and opinions. The Centerpulse Board then engaged in a full discussion of the terms of the proposed Combination Agreement, the various factors considered by the Centerpulse Board in approving the Combination Agreement and recommending the S&N Offer and the analyses and opinions of Lehman Brothers and UBS Securities. Thereafter, the Centerpulse Board determined that the Combination Agreement and the transactions contemplated thereby, including the S&N Offer, are fair to, and in the best interests of, shareholders of Centerpulse and recommended that the shareholders of Centerpulse accept the S&N Offer.

                     Also on March 19, 2003, the board of directors of InCentive met with senior management of InCentive, InCentive's legal counsel and representatives of InCentive's financial advisor, Lombard Odier, to consider the proposed S&N InCentive Offer. Representatives of Lombard Odier presented their analysis of the S&N InCentive Offer and rendered to the InCentive board of directors its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated March 19, 2003) that as of such date and based on and subject to the matters described in the opinion, the consideration to be received by holders of InCentive Shares in the S&N InCentive Offer is fair, from a financial point of view, to such holders. Thereafter, the InCentive board of directors approved the InCentive Transaction Agreement and the S&N InCentive Offer, determined that the terms of the S&N InCentive Offer are fair to, and in the best interests of, shareholders of InCentive and recommended that the shareholders of InCentive accept the S&N InCentive Offer.

                     Negotiations of the Combination Agreement and the InCentive Transaction Agreement, as well as the InCentive Tender Agreement, continued until the morning of March 20, 2003, when each of these agreements was executed by the parties thereto. In the morning of March 20, 2003, the execution of the transaction agreements relating to the S&N Offer and the S&N InCentive Offer was publicly announced by way of a press release in the United Kingdom and the United States as well as Swiss pre-announcements of the S&N Offer and the S&N InCentive Offer. Later that day, S&N filed the press release and the pre-announcements with the SEC pursuant to Rule 425 under the Securities Act of 1933.

                     On April 4, 2003, due to comments of the STOB to the effect that a fairness opinion should be obtained from a financial advisor that did not have a fee arrangement contingent upon the completion of the S&N Offer, Centerpulse retained KPMG Fides Peat ("KPMG") to render to the Centerpulse Board an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Centerpulse Shares (other than InCentive and its affiliates) pursuant to the S&N Offer. On April 10, 2003, KPMG rendered its opinion that, as of such date, the consideration to be received by the holders (other than InCentive and its affiliates) of Centerpulse Shares in the S&N Offer is fair, from a financial point of view, to such holders.

                     On April 14, 2003, by circular resolution (written consent), the Centerpulse Board adopted the board report formally recommending that Centerpulse shareholders accept the S&N Offer based on the Centerpulse Board's assessment of various strategic considerations and the fairness opinions provided by Lehman Brothers, UBS Securities and KPMG.

                     On April 25, 2003, S&N filed the registration statement containing its preliminary prospectus with the SEC and commenced the S&N Offer and the S&N InCentive Offer.

                     On May 20, 2003, Zimmer announced that, subject to certain conditions contained in its Swiss pre-announcement, it planned to commence an unsolicited exchange offer for Centerpulse Shares in which it would offer 3.68 Zimmer Shares and CHF 120 for each Centerpulse Share. Zimmer also announced that it would also make an unsolicited exchange offer for InCentive Shares. On that same day, Dr. Link received a letter from Mr. Elliott regarding Zimmer's intention to make an exchange offer, subject to due diligence and other conditions, for all outstanding Centerpulse Shares and Centerpulse ADSs. Later that day, the Company issued a press release stating, inter alia, that the Centerpulse Board was evaluating the value, the conditions to and the certainty of execution of Zimmer's proposal and intended to make a further announcement in due course.

                     On May 21, 2003, Mr. Elliott and other Zimmer representatives met with Dr. Randegger and Dr. Watter to discuss, among other things, the pre-announcement of Zimmer's planned exchange offer for Centerpulse Shares and the process for the due diligence to be conducted by Zimmer.

                     On May 25, 2003, Centerpulse engaged Goldman Sachs International ("Goldman Sachs") to act as an additional advisor to the Centerpulse Board in relation to the sale of Centerpulse and to advise the Centerpulse Board on, among other things, the S&N Offer and the Zimmer Offer.

                     In connection with each party's proposed due diligence review of the other party, on May 26, 2003, Zimmer and Centerpulse executed a confidentiality agreement relating to information to be provided to Zimmer and its representatives, and on June 9, 2003, Zimmer and Centerpulse executed a confidentiality agreement relating to information to be provided to Centerpulse and its representatives. Following these dates, the parties provided each other with access to information and personnel for due diligence purposes.

                     On May 29, 2003, Zimmer announced that it was notifying the STOB that the Zimmer Offer will no longer contain the conditions included in Zimmer's May 20, 2003 Swiss pre-announcement relating to (1) the US Litigation and (2) confirmation that the completion of the Zimmer Offer and the related acquisition of InCentive will not trigger a corporate income tax liability in connection with Centerpulse's spin-off from Sulzer.

                     On May 30, 2003, the Centerpulse Board met to review the situation with representatives of Lehman Brothers, UBS Securities and Goldman Sachs.

                     On June 11, 2003, the STOB issued recommendations in connection with the Zimmer Offer which, among other things, specified a timetable for the Zimmer Offer and the S&N Offer and held that the limitations on withdrawal rights of the InCentive Shareholders were invalid. S&N, S&N Group and InCentive have appealed such recommendations to the Swiss Banking Commission.

                     Also, on June 11, 2003, Zimmer and InCentive executed confidentiality agreements relating to due diligence information to be provided to each party. Thereafter, Zimmer and InCentive conducted due diligence reviews of one another.

                     On June 19, 2003, Zimmer commenced the Zimmer Offer. Later that day, Centerpulse issued a press release stating, among other things, that the Centerpulse Board will issue a report to Centerpulse shareholders on the Zimmer offer as soon as it has had an opportunity to study the Zimmer Offer in detail and in accordance with Swiss Takeover Law. In the meantime, the Centerpulse Board advised Centerpulse shareholders that they were not required to take any further action at that point. In the early evening of June 19, 2003, the Centerpulse Board met to review and discuss the S&N Offer and the Zimmer Offer with representatives of Lehman Brothers, UBS Securities and Goldman Sachs.

                     On June 20, 2003, Dr. Link sent a letter to Centerpulse shareholders stating, inter alia, that in accordance with Swiss Takeover Law, the Centerpulse Board intends to make a report to Centerpulse shareholders on the Zimmer Offer by July 9, 2003, once the Centerpulse Board has had the opportunity to study the Zimmer Offer in detail. The letter also reiterated that Centerpulse shareholders are not required to take any action in the meantime.

                     On June 30, 2003, Mr. Kamber sent a letter to Mr. Leno objecting to certain statements in the Zimmer Preliminary Prospectus and reiterating a request for access to undisclosed schedules to Zimmer's credit agreements that are said to contain conditions precedent to funding the cash portion of the consideration for the Zimmer Offer.

           RECOMMENDATION OF THE CENTERPULSE BOARD AND THE REASONS THEREFOR

                     Under the Swiss Takeover Law, the Centerpulse Board is not required to issue a report - the equivalent of a recommendation, rejection or expression of no opinion for US securities law purposes - until the 15th Swiss trading day following the commencement of the Zimmer Offer. The Centerpulse Board believes it is in the best interests of its shareholders and consistent with its fiduciary duties under Swiss law to utilize the full amount of time allotted by the Swiss Takeover Law to consider the Zimmer Offer and issue a report, particularly in view of the fact that, in contrast with the S&N Offer, the Zimmer Offer is not the product of negotiations between the parties. Accordingly, the Centerpulse Board is not making a statement with respect to the Zimmer Offer at this time. As stated in Dr. Link's letter to Centerpulse shareholders, dated June 20, 2003, the Centerpulse Board intends to make a report to Centerpulse shareholders on the Zimmer Offer on July 9, 2003 (the "Board Report"). As stated in a press release issued by the Company on July 2, 2003, a copy of which is attached as Exhibit (a)(5)(C) to this Statement, Centerpulse intends to file with the SEC on July 9, 2003 and disseminate by mailing an amendment to this Statement incorporating the Board Report.

           INTENT OF CERTAIN PERSONS TO TENDER

                     Centerpulse intends to address this matter in the amendment to this Statement to be filed when the Board Report is issued.

ITEM 5.              PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

                     Pursuant to a letter agreement, dated as of December 20, 2002, Centerpulse engaged Lehman Brothers to act as its co-financial advisor in connection with the sale of the Company. Pursuant to the terms of this engagement letter, Centerpulse (1) has paid to Lehman Brothers an opinion fee of $1.5 million in connection with the delivery of a fairness opinion regarding the S&N Offer, which will be offset against the transaction fee referred to below, and (2) has agreed to pay Lehman Brothers a transaction fee of 0.3% of the transaction value of any transaction involving the sale of the Company upon completion of such transaction. Centerpulse also has agreed to reimburse Lehman Brothers for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Lehman Brothers against certain liabilities, including certain liabilities under the United States federal securities laws. Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Centerpulse Board selected Lehman Brothers because of its expertise, reputation and familiarity with Centerpulse and the orthopedic industry generally, and because its investment banking professionals have substantial experience in transactions comparable to the contemplated transaction. In the ordinary course of its business, Lehman Brothers may actively trade in the debt or equity securities of Centerpulse, S&N or Zimmer for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

                     Pursuant to a letter agreement, dated as of December 11, 2002, Centerpulse engaged UBS Securities to act as its co-financial advisor in connection with the sale of the Company. Pursuant to the terms of this engagement letter, Centerpulse (1) has paid to UBS Securities an opinion fee of $1.5 million in connection with the delivery of a fairness opinion regarding the S&N Offer, which will be offset against the transaction fee referred to below, and (2) has agreed to pay UBS Securities a transaction fee of 0.3% of the transaction value of any transaction involving the sale of the Company upon completion of such transaction. Centerpulse also has agreed to reimburse UBS Securities for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify UBS Securities against certain liabilities, including certain liabilities under the United States federal securities laws. Centerpulse selected UBS Securities based on its experience, expertise and reputation. UBS Securities is an internationally recognized investment banking firm that regularly engages in the valuation of securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Prior to this engagement, UBS Securities and its predecessors have provided investment banking and other financial services to Centerpulse and its affiliates and received customary compensation for the rendering of such services. In the ordinary course of business, UBS Securities, its successors and affiliates may trade or have traded securities of Centerpulse, S&N, InCentive or Zimmer for their own accounts and, accordingly, may at any time hold a long or short position in such securities.

                     Pursuant to a letter agreement, dated as of May 25, 2003, Centerpulse engaged Goldman Sachs to act as advisor to the Centerpulse Board in relation to the sale of the Company and to advise the Centerpulse Board on, among other things, the S&N Offer and the Zimmer Offer. Pursuant to the terms of this engagement letter, Centerpulse has agreed to pay Goldman Sachs $6 million upon the completion of a sale of the Company. Centerpulse also has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the United States federal securities laws. Goldman Sachs, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. Goldman Sachs is familiar with Centerpulse having acted as its financial advisor from time to time. Goldman Sachs also may provide investment banking services to Zimmer or S&N in the future. Goldman Sachs provides a full range of financial, advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in the debt and equity securities, including derivative securities, of Centerpulse or Zimmer or S&N for its own account and for the account of customers.

                     Except as set forth above, neither Centerpulse nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of the Centerpulse Shares, including Centerpulse Shares represented by Centerpulse ADSs, on its behalf with respect to the Zimmer Offer, except that such solicitations or recommendations may be made by directors, officers or employees of Centerpulse, for which services no additional compensation will be paid.

ITEM 6.              INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                     The following table sets forth information regarding the exercise of stock options by the executive officers of Centerpulse listed below:

                                                                                               NUMBER OF SECURITIES ISSUED
           NAME                      DATE               WEIGHTED AVERAGE EXERCISE PRICE                UPON EXERCISE
           ----                      ----               -------------------------------                -------------
       David Floyd               May 23, 2003              $9.46 per Centerpulse ADS              17,360 Centerpulse ADSs
      Steven Hanson              May 22, 2003              $12.53 per Centerpulse ADS             19,250 Centerpulse ADSs
                                 May 23, 2003              $19.02 per Centerpulse ADS             17,500 Centerpulse ADSs
    Matthias Moelleney           May 14, 2003            CHF 147 per Centerpulse Share           1,000 Centerpulse Shares
                                 June 2, 2003            CHF 147 per Centerpulse Share            250 Centerpulse Shares
     Beatrice Tschanz            May 30, 2003            CHF 198 per Centerpulse Share           1,250 Centerpulse Shares
      Thomas Zehnder             May 27, 2003            CHF 131 per Centerpulse Share           1,500 Centerpulse Shares
                                 May 27, 2003             CHF 76 per Centerpulse Share            250 Centerpulse Shares
                                 June 2, 2003            CHF 198 per Centerpulse Share           1,250 Centerpulse Shares


                     The following table sets forth information regarding the sale of Centerpulse Shares or Centerpulse ADSs, as the case may be, by the executive officers of Centerpulse listed below:

        NAME                     DATE               WEIGHTED AVERAGE SALE PRICE            NUMBER OF SECURITIES SOLD       EXCHANGE
        ----                     ----               ---------------------------            -------------------------       --------
    David Floyd              May 23, 2003            $26.40 per Centerpulse ADS             17,360 Centerpulse ADSs          NYSE
                             May 23, 2003            $26.30 per Centerpulse ADS             1,000 Centerpulse ADSs           NYSE
   Steven Hanson             May 22, 2003            $25.87 per Centerpulse ADS             19,250 Centerpulse ADSs          NYSE
                             May 23, 2003            $26.75 per Centerpulse ADS             17,500 Centerpulse ADSs          NYSE
   Mike McCormick            May 16, 2003            $22.40 per Centerpulse ADS             3,750 Centerpulse ADSs           NYSE
                             May 19, 2003            $22.65 per Centerpulse ADS             1,680 Centerpulse ADSs           NYSE
 Matthias Moelleney          May 14, 2003          CHF 289 per Centerpulse Share           1,000 Centerpulse Shares           SWX
                             June 2, 2003          CHF 355 per Centerpulse Share            250 Centerpulse Shares            SWX
  Beatrice Tschanz           May 30, 2003          CHF 350 per Centerpulse Share           1,250 Centerpulse Shares           SWX
   Thomas Zehnder            May 27, 2003          CHF 340 per Centerpulse Share           1,750 Centerpulse Shares           SWX
                             June 2, 2003          CHF 355 per Centerpulse Share           1,250 Centerpulse Shares           SWX


                     The information above as to sales has been provided to the Company by the relevant executive officer of Centerpulse.

                     Except as set forth above, no transactions in the Centerpulse Shares or the Centerpulse ADSs have been effected during the past 60 days by Centerpulse or any subsidiary of Centerpulse or, to Centerpulse's knowledge, by any executive officer, director or affiliate of Centerpulse.

ITEM 7.              PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                     (a) Except as set forth in this Statement or the S&N Offer 14D-9, which information is incorporated by reference in this Statement, Centerpulse is not undertaking or engaged in any negotiations in response to the Zimmer Offer that relate to: (1) a tender offer or other acquisition of Centerpulse's securities by Centerpulse, any subsidiary of Centerpulse or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Centerpulse or any subsidiary of Centerpulse; (3) any purchase, sale or transfer of a material amount of assets of Centerpulse or any subsidiary of Centerpulse or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Centerpulse.

                     (b) Except as set forth in this Statement or the S&N Offer 14D-9, which information is incorporated by reference in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Zimmer Offer that relate to one or more of the matters referred to in Item 7(a) above.

ITEM 8.              ADDITIONAL INFORMATION.

                     The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

ITEM 9.              MATERIAL TO BE FILED AS EXHIBITS.

                     The following Exhibits are filed herewith:

           (a)(1)     Not applicable

           (a)(2) Letter of the Chairman and Chief Executive Officer of Centerpulse to Centerpulse Shareholders, dated June 20, 2003 (incorporated by reference to Exhibit (a)(14) of Centerpulse's Amendment No. 4 to Schedule 14D-9 filed with the SEC on June 24, 2003).

           (a)(3)     Not applicable

           (a)(4)     Not applicable

           (a)(5)(A) Press release issued by Centerpulse on June 19, 2003 (incorporated by reference to Exhibit (a)(13) of Centerpulse's Amendment No. 4 to Schedule 14D-9 filed with the SEC on June 24, 2003).

           (a)(5)(B) Press release issued by Centerpulse on May 20, 2003 (incorporated by reference to Exhibit (a)(12) of Centerpulse's Amendment No. 1 to Schedule 14D-9 filed with the SEC on May 21, 2003).

           (a)(5)(C)  Press release issued by Centerpulse on July 2, 2003.*

           (e)(1) Combination Agreement, dated as of March 20, 2003, among S&N, S&N Group and Centerpulse (incorporated herein by reference to Exhibit 4.30 of Centerpulse's Annual Report on Form 20-F filed with the SEC on April 24, 2003).

           (e)(2) Transaction Agreement, dated as of March 20, 2003, among S&N, S&N Group and InCentive.*

           (e)(3) Tender Agreement, dated as of March 20, 2003, among S&N, S&N Group and certain shareholders of InCentive listed therein.*

           (e)(4) Employment Agreement of Dr. Max Link, dated August 21, 2002, including an addendum, dated September 12, 2002 (incorporated by reference to Exhibit (e)(4) to Centerpulse's Schedule 14D-9 filed with the SEC on April 25, 2003).

           (e)(5) Form of Change of Control Agreement for US Members of Centerpulse Senior Management (incorporated by reference to Exhibit (e)(5) to Centerpulse's Schedule 14D-9 filed with the SEC on April 25, 2003).

           (e)(6) Form of Change of Control Agreement for non-US Members of Centerpulse Senior Management (incorporated by reference to Exhibit (e)(6) to Centerpulse's Schedule 14D-9 filed with the SEC on April 25, 2003).

           (e)(7) Centerpulse's Amended and Restated 1997 Management Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.1 of Centerpulse's Annual Report on Form 20-F filed with the SEC on April 24, 2003).

           (e)(8) Centerpulse's Amended and Restated 2001 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.2 of Centerpulse's Annual Report on Form 20-F filed with the SEC on April 24, 2003).

           (e)(9) Centerpulse's Amended and Restated 2001 Long-Term Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.3 of Centerpulse's Annual Report on Form 20-F filed with the SEC on April 24, 2003).

           (e)(10) Sulzer Medica's 2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4 of Centerpulse's Annual Report on Form 20-F filed with the SEC on June 18,
                     2001).

           (e)(11) Sulzer Medica's 2002 Employee Stock Purchase Plan United States and Canada (incorporated by reference to Exhibit 4.3 of Centerpulse's Registration Statement on Form S-8 filed with the SEC on April 2, 2002 (Registration Number 333-85388)).

           (e)(12) Centerpulse's 2003 Employee Stock Purchase Plan United States and Canada (incorporated by reference to Exhibit 4.3 of Centerpulse's Registration Statement on Form S-8 filed with the SEC on March 20, 2003 (Registration Number 333-103946)).

           (e)(13) Centerpulse's 2003 Stock Option Plan (incorporated by reference to Exhibit 4.3 of Centerpulse's Registration Statement on Form S-8 filed with the SEC on March 20, 2003 (Registration Number 333-103945)).

           (e)(14) Centerpulse's 2003 Long-Term Stock Option Plan (incorporated by reference to Exhibit 4.3 of Centerpulse's Registration Statement on Form S-8 filed with the SEC on March 20, 2003 (Registration Number 333-103944)).

           (g)       None.


           -----------------------

           *Filed herewith.

                                    SIGNATURE

                     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                     CENTERPULSE, LTD.

                                     By: /s/ Max Link
                                         --------------------------------------
                                         Max Link
                                         Chairman and Chief Executive Officer




                                     By: /s/ Urs Kamber
                                         --------------------------------------
                                         Urs Kamber
                                         Chief Financial Officer


Dated: July 2, 2003
















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